Mail Stop 4561

April 13, 2010

Cary T. Fu
Chief Executive Officer
Benchmark Electronics, Inc.
3000 Technology Drive
Angleton, Texas 77515

> **Re: Benchmark Electronics, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Filed March 1, 2010**
> **File No. 001-10560**

Dear Cary T. Fu:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Patrick Gilmore
Accounting Branch Chief